January 7, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)
and co-registrants (collectively the “Registrants”)

Registration Statement on Form F-4 (File No. 333-171613)

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Registration Statement on Form F-4 relating to the offer to exchange the Company’s 5.70% Senior Notes due 2040 ($827,163,000 principal amount), which have been registered under the Securities Act of 1933, as amended, pursuant to such Registration Statement, for the Company’s outstanding 5.70% Senior Notes due 2040 ($827,163,000 principal amount) (the “Exchange Offer”). The Registrants hereby inform the Staff that they are registering the Exchange Offer in reliance on the Staff position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991) and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement.

The Registrants have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the Exchange Offer and to the best of each Registrant’s information and belief, each entity participating in the Exchange Offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the exchange notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds original notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such original notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of exchange notes held by the broker-dealer).

The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the exchange notes; and (ii) if the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such original notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that the broker-dealer has not entered into any arrangement or understanding with any of the Registrants or an affiliate of any of the Registrants to distribute the exchange notes.

Very truly yours,

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUP DELHAIZE)

By:	/s/ A. M. Silva Gonzalez
A. M. Silva Gonzalez
Vice President - Treasury

DELHAIZE AMERICA, LLC

By:	/s/ Garrett D. Bowne, IV
Garrett D. Bowne, IV
Vice President, Finance, Treasurer and Operations Controller

DELHAIZE US HOLDING, INC.

By:	/s/ Garrett D. Bowne, IV
Garrett D. Bowne, IV
Treasurer

FOOD LION, LLC

By:	/s/ G. Linn Evans
G. Linn Evans
Senior VP and Secretary

J.H. HARVEY CO., LLC

By:	/s/ G. Linn Evans
G. Linn Evans
Vice President and Secretary

FL FOOD LION, INC.

By:	/s/ G. Linn Evans
G. Linn Evans
Secretary

RISK MANAGEMENT SERVICES, INC.

By:	/s/ G. Linn Evans
G. Linn Evans
Secretary

HANNBRO COMPANY

By:	/s/ Lisa K. Toner
Lisa K. Toner
Secretary

HANNAFORD BROS. CO.

By:	/s/ Lisa K. Toner
Lisa K. Toner
Vice President and Secretary

MARTIN’S FOODS OF SOUTH BURLINGTON, INC.

By:	/s/ Lisa K. Toner
Lisa K. Toner
Assistant Secretary

KASH N’ KARRY FOOD STORES, INC.

By:	/s/ Lisa K. Toner
Lisa K. Toner
Secretary and Assistant Treasurer

BONEY WILSON & SONS, INC.

By:	/s/ Lisa K. Toner
Lisa K. Toner
Secretary

HANNAFORD LICENSING CORP.

By:	/s/ Lisa K. Toner
Lisa K. Toner
Secretary

VICTORY DISTRIBUTORS, INC.

By:	/s/ Lisa K. Toner
Lisa K. Toner
Secretary

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